UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

WAUSAU PAPER CORP.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

943315101

(CUSIP Number)

Michael A. Conza

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110-1726

(617) 951-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 943315101	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS SCA AMERICAS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,667,464.58(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,667,464.58(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,667,464.58
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14	TYPE OF REPORTING PERSON* CO

(1)	7,667,464.58 shares of common stock, no par value (the “Common Stock”) of Wausau Paper Corp., a Wisconsin corporation (the “Issuer”), including 67,000 shares underlying options presently exercisable or exercisable within 60 days, are subject to Voting Agreements dated October 12, 2015, entered into by SCA Americas Inc., a Delaware corporation (“SCA Americas”) and each of the members of the board of directors of the Issuer, each of the executive officers of the Issuer, Starboard Value LP (“Starboard”) and certain affiliates of Starboard. SCA Americas expressly disclaims beneficial ownership of such shares pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
(2)	The percentage owned is based on the sum of (i) 50,082,108 shares of common stock outstanding as of October 31, 2015, as reported by the Issuer in its Form 10-Q filed with the Commission on November 5, 2015 and (ii) 67,000 shares underlying options presently exercisable or exercisable within 60 days held by certain members of the board of directors or executive officers which are deemed outstanding pursuant to Rule 13d-3(d)(1).

CUSIP No. 943315101	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS SCA US HOLDINGS B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,667,464.58(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,667,464.58(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,667,464.58
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14	TYPE OF REPORTING PERSON* CO

(1)	7,667,464.58 shares of Common Stock, including 67,000 shares underlying options presently exercisable or exercisable within 60 days, are subject to Voting Agreements dated October 12, 2015, entered into by SCA Americas, a wholly owned subsidiary of SCA US Holdings B.V. (“US Holdings”), and each of the members of the board of directors of the Issuer, each of the executive officers of the Issuer, Starboard and certain affiliates of Starboard. U.S. Holdings expressly disclaims beneficial ownership of such shares pursuant to Rule 13d-4 of the Exchange Act.
(2)	The percentage owned is based on the sum of (i) 50,082,108 shares of common stock outstanding as of October 31, 2015, as reported by the Issuer in its Form 10-Q filed with the Commission on November 5, 2015 and (ii) 67,000 shares underlying options presently exercisable or exercisable within 60 days held by certain members of the board of directors or executive officers which are deemed outstanding pursuant to Rule 13d-3(d)(1).

CUSIP No. 943315101	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS SCA GROUP HOLDING B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,667,464.58(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,667,464.58(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,667,464.58
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14	TYPE OF REPORTING PERSON* CO

(1)	7,667,464.58 shares of Common Stock, including 67,000 shares underlying options presently exercisable or exercisable within 60 days, are subject to Voting Agreements dated October 12, 2015, entered into by SCA Americas, an indirect wholly owned subsidiary of SCA Group Holding B.V. (“Group Holding”), and each of the members of the board of directors of the Issuer, each of the executive officers of the Issuer, Starboard and certain affiliates of Starboard. Group Holding expressly disclaims beneficial ownership of such shares pursuant to Rule 13d-4 of the Exchange Act.
(2)	The percentage owned is based on the sum of (i) 50,082,108 shares of common stock outstanding as of October 31, 2015, as reported by the Issuer in its Form 10-Q filed with the Commission on November 5, 2015 and (ii) 67,000 shares underlying options presently exercisable or exercisable within 60 days held by certain members of the board of directors or executive officers which are deemed outstanding pursuant to Rule 13d-3(d)(1).

CUSIP No. 943315101	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS SVENSKA CELLULOSA AKTIEBOLAGET SCA (PUBL).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,667,464.58(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,667,464.58(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,667,464.58
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14	TYPE OF REPORTING PERSON* CO

(1)	7,667,464.58 shares of Common Stock, including 67,000 shares underlying options presently exercisable or exercisable within 60 days, are subject to Voting Agreements dated October 12, 2015, entered into by SCA Americas, an indirect wholly owned subsidiary of Svenska Cellulosa Aktiebolaget SCA (publ). (“SCA Parent”), and each of the members of the board of directors of the Issuer, each of the executive officers of the Issuer, Starboard and certain affiliates of Starboard. SCA Parent expressly disclaims beneficial ownership of such shares pursuant to Rule 13d-4 of the Exchange Act.
(2)	The percentage owned is based on the sum of (i) 50,082,108 shares of common stock outstanding as of October 31, 2015, as reported by the Issuer in its Form 10-Q filed with the Commission on November 5, 2015 and (ii) 67,000 shares underlying options presently exercisable or exercisable within 60 days held by certain members of the board of directors or executive officers which are deemed outstanding pursuant to Rule 13d-3(d)(1).

Page 6 of 10 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned with respect to common stock, no par value (the “Common Stock”), of Wausau Paper Corp., a Wisconsin corporation (the “Issuer”). The Issuer’s principal executive office is located at 100 Paper Place, Mosinee, WI 54455-9099.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Exchange Act, by SCA Americas Inc., a Delaware corporation (“SCA Americas”), SCA US Holdings B.V., a Dutch private company with limited liability (“US Holdings”), SCA Group Holding B.V., a Dutch private company with limited liability (“Group Holding”) and Svenska Cellulosa Aktiebolaget SCA (publ)., a Swedish corporation (“SCA Parent” and, each of SCA Americas, US Holdings, Group Holding and SCA Parent, a “Reporting Person”).

The principal executive office of SCA Americas is located at 2929 Arch Street, Suite 2600, Philadelphia, PA 19104. SCA Americas is responsible for management of the hygiene business of SCA Parent and its affiliates (collectively, the “SCA Group”) in North and South America, including the U.S.

The principal executive office of US Holdings is located at Entrada 161, 1096 EC Amsterdam-Duivendrecht, Netherlands. US Holdings is an intermediate holding company.

The principal executive office of Group Holding is located at Entrada 161, 1096 EC Amsterdam-Duivendrecht, Netherlands. Group Holding is an intermediate holding company.

The principal executive office of SCA Parent is located at Klarabergsviadukten 63, SE -111 64, Stockholm, Sweden. SCA Parent is a leading global hygiene and forest products company. The SCA Group develops and produces sustainable personal care, tissue and forest products.

The name, business address, present principal occupation or employment, principal business address, and citizenship of each director and executive officer (including a director or executive officer who may be a controlling person) of each Reporting Person is set forth on Schedule A, which is attached hereto and incorporated herein by reference.

During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any of the directors or executive officers which are identified in Schedule A attached hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Each of the members of the board of directors of the Issuer, each of the executive officers of the Issuer, Starboard Value LP (“Starboard”) and certain affiliates of Starboard (collectively, the “Shareholders”), who together are the record and/or beneficial owners of 7,667,464.58 shares (including shares underlying options presently exercisable or exercisable within 60 days) (which

Page 7 of 10 Pages

represents approximately 15.3%) of the Common Stock, have entered into separate Voting Agreements (as defined below) with SCA Americas as described in Item 4. The transactions contemplated by the Voting Agreements (which are the basis for the beneficial ownership by the Reporting Persons of the Subject Shares (as defined below)) are not expected to require the payment of any funds by SCA Americas to the Shareholders. Each Voting Agreement restricts, subject to certain restrictions, transfer of the Subject Shares during the term of such agreement.

The Reporting Persons have been informed that the Shareholders entered into the Voting Agreements to induce SCA Americas to enter into the Merger Agreement described in Item 4.

Item 4.	Purposes of Transactions

Merger Agreement

On October 12, 2015, the Issuer, SCA Americas, and Salmon Acquisition, Inc., a Wisconsin corporation (“Merger Sub”) and wholly owned subsidiary of SCA Americas, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer as the surviving entity. As a result of the Merger, the Issuer will become a wholly owned subsidiary of SCA Americas.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of any shareholder, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held in the Issuer’s treasury or owned by SCA Americas, Merger Sub, or any direct or indirect wholly owned subsidiary of SCA Americas (other than Merger Sub) or any direct or indirect wholly owned subsidiary of the Issuer, will be canceled and automatically converted into the right to receive $10.25 in cash, without interest (the “Merger Consideration”).

Voting Agreements

Concurrent with the execution of the Merger Agreement, each of the Shareholders entered into voting agreements (each a “Voting Agreement”), with SCA Americas, pursuant to which each such Shareholder agreed, among other things, to vote all of the Common Stock beneficially owned by such Shareholder (the “Subject Shares”) in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in each such Voting Agreement. Furthermore, each such Shareholder agreed to vote against any alternate acquisition proposal and other actions, proposals, transactions or agreements that would reasonably be expected to impede or adversely affect the consummation of the Merger. Each Voting Agreement, subject to certain limitations, will terminate upon the earlier of (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated in accordance with its terms and (iii) the date of any amendment to the Merger Agreement reducing the amount or changing the form of the Merger Consideration. Each Voting Agreement restricts, subject to certain restrictions, transfer of the Subject Shares during the term of such agreement.

Page 8 of 10 Pages

The foregoing summaries of the Merger Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements which are incorporated by reference as Exhibits 1 and 2, respectively.

The Reporting Persons may be deemed to have acquired shared voting power with respect to the Subject Shares owned by the Shareholders through the Voting Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Voting Agreements.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and Voting Agreements, the Reporting Persons have no present plans or proposals which relate to or which would result in any of the transactions described in Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Immediately prior to the execution of the Voting Agreements, the Reporting Persons did not own any shares of Common Stock. However, as of execution of the Voting Agreements on October 12, 2015, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have shared voting power with respect to (and therefore beneficially own) 7,667,464.58 shares of Common Stock, representing approximately 15.3% of the Common Stock (based on the sum of (i) 50,082,108 shares of common stock outstanding as of October 31, 2015, as reported by the Issuer in its Form 10-Q filed with the Commission on November 5, 2015 and (ii) 67,000 shares underlying options presently exercisable or exercisable within 60 days held by certain members of the board of directors or executive officers which are deemed outstanding pursuant to Rule 13d-3(d)(1).). Accordingly, the percentage of the outstanding shares beneficially owned by the Reporting Person is approximately 15.3%.

Except as set forth above, neither any Reporting Person nor, to the best of the Reporting Persons’ knowledge, any of the individuals named in Schedule A hereto, owns any shares of Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as specifically set forth in this Item 5, neither any Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d) The Reporting Persons do not have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Statement.

(e) Inapplicable.

Page 9 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule A and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 1	Agreement and Plan of Merger, dated October 12, 2015, among Wausau Paper Corp., SCA Americas Inc. and Salmon Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 13, 2015)

Exhibit 2	Form of Voting Agreement, dated October 12, 2015 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 13, 2015)

Exhibit 3	Joint Filing Agreement, dated December 9, 2015, by and among SCA Americas Inc., SCA US Holdings B.V., SCA Group Holding B.V. and Svenska Cellulosa Aktiebolaget SCA (publ).*

*Filed	herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2015

SCA AMERICAS INC.

By:	/s/ Kevin S. Gorman
Name:	Kevin S. Gorman
Title:	Vice President

SCA US HOLDINGS B.V.

By:	/s/ Duncan Parsons
Name:	Duncan Parsons
Title:	Director

By:	/s/ W.A. Vezmie
Name:	W.A. Vezmie
Title:	Director

SCA GROUP HOLDING B.V.

By:	/s/ Duncan Parsons
Name:	Duncan Parsons
Title:	Director

By:	/s/ W.A. Vezmie
Name:	W.A. Vezmie
Title:	Director

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

By:	/s/ Mikael Schmidt
Name:	Mikael Schmidt
Title:	Senior Vice President & General Counsel

ANNEX A

Certain Information Regarding Directors and Executive Officers of

SCA AMERICAS INC., SCA US HOLDINGS B.V., SCA GROUP HOLDING B.V. AND SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

SCA AMERICAS INC.

Directors and Executive Officers

Name	Principal Business Address	Name of Employer	Principal Occupation	Citizenship
Directors

Donald E. Lewis	2929 Arch Street, Suite 2600, Philadelphia, PA 19104	SCA Americas Inc.	President	United States

Kevin S. Gorman	2929 Arch Street, Suite 2600, Philadelphia, PA 19104	SCA Americas Inc.	Vice President, Legal	United States

Dumitrache Martinez	2929 Arch Street, Suite 2600, Philadelphia, PA 19104	SCA Americas Inc.	Vice President, Finance	Mexican

Charity Hughes	2929 Arch Street, Suite 2600, Philadelphia, PA 19104	SCA Americas Inc.	Vice President, Human Resources	United States

Officers

Donald E. Lewis	2929 Arch Street, Suite 2600, Philadelphia, PA 19104	SCA Americas Inc.	President	United States

Kevin S. Gorman	2929 Arch Street, Suite 2600, Philadelphia, PA 19104	SCA Americas Inc.	Vice President, Legal	United States

Dumitrache Martinez	2929 Arch Street, Suite 2600, Philadelphia, PA 19104	SCA Americas Inc.	Vice President, Finance	Mexican

Charity Hughes	2929 Arch Street, Suite 2600, Philadelphia, PA 19104	SCA Americas Inc.	Vice President, Human Resources	United States

Amy Bellcourt	2929 Arch Street, Suite 2600, Philadelphia, PA 19104	SCA Americas Inc.	Vice President, Communications	United States

John Drengler	2929 Arch Street, Suite 2600, Philadelphia, PA 19104	SCA Americas Inc.	Vice President, Market & Business Development	United States

Frederick Albrecht	2929 Arch Street, Suite 2600, Philadelphia, PA 19104	SCA Americas Inc.	Vice President, Supply Chain	United States

SCA US HOLDINGS B.V.

Directors and Executive Officers (same)

Name	Principal Business Address	Name of Employer	Principal Occupation	Citizenship
Jan Torsten Friman	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Tax Director	Swedish

William Andrew Vermie	Entrada 100, 1114 AA Amsterdam-Duivendrecht, the Netherlands	SCA Group Holding B.V.	Director	Dutch

Iman Damsté	Entrada 100, 1114 AA Amsterdam-Duivendrecht, the Netherlands	SCA Group Holding B.V.	Director	Dutch

Duncan John Parsons	Entrada 100, 1114 AA Amsterdam-Duivendrecht, the Netherlands	SCA Group Holding B.V.	Tax Director	Dutch

SCA GROUP HOLDING B.V.

Directors and Executive Officers (same)

Name	Principal Business Address	Name of Employer	Principal Occupation	Citizenship
Jan Torsten Friman	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Tax Director	Swedish

William Andrew Vermie	Entrada 100, 1114 AA Amsterdam-Duivendrecht, the Netherlands	SCA Group Holding B.V.	Director	Dutch

Iman Damsté	Entrada 100, 1114 AA Amsterdam-Duivendrecht, the Netherlands	SCA Group Holding B.V.	Director	Dutch

Mukundkumar Ambalal Amin	Culliganlaan 1D, Diegem 1831, Belgium	SCA Capital N.V.	Tax Director	Kenyan

Duncan John Parsons	Entrada 100, 1114 AA Amsterdam-Duivendrecht, the Netherlands	SCA Group Holding B.V.	Tax Director	Dutch

Jens Frederik Nielsen	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Tax Director	Swedish

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Directors and Executive Officers

Name	Principal Business Address	Name of Employer	Principal Occupation	Citizenship
Officers

Magnus Groth	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Chief Executive Officer	Swedish

Fredrik Rystedt	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Chief Financial Officer	Swedish

Mikael Schmidt	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Senior Vice President & General Counsel	Swedish

Robert Sjöström	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Senior Vice President, Strategy & Business Development	Swedish

Josephine Edwall-Björkland	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Senior Vice President, Communications	Swedish

Anna Sävinger-Aslund	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Senior Vice President, Human Resources	Swedish

Kersti Strandqvist	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Senior Vice President, Sustainability	Swedish

Directors

Pär Boman	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Director; Chairman of the Board	Swedish

Magnus Groth	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Director	Swedish

Annemarie Gardshol	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Director	Swedish

Leif Johansson	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Director	Swedish

Bert Nordberg	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Director	Swedish

Louise Julian Svanberg	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Director	Swedish

Barbara Thoralfsson	Box 200, SE-101 23, Stockholm, Sweden	Svenska Cellulosa Aktiebolaget SCA	Director	United States

Örjan Svennson	Box 200, SE-101 23, Stockholm, Sweden	SCA Hygiene Products AB	Director; Senior Industrial Safety Representative	Swedish

Thomas Wiklund	Box 200, SE-101 23, Stockholm, Sweden	SCA Forest Products AB	Director; Shift Production Manager	Swedish

Roger Boström	Box 200, SE-101 23, Stockholm, Sweden	SCA Graphic Sundsvall AB	Chairman; Swedish Paper Workers Union	Swedish